

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Rathna Girish Mathrubootham
Chief Executive Officer
Freshworks Inc.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403

> **Re: Freshworks Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-40806**

Dear Rathna Girish Mathrubootham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 50

1. We note that you continue to provide the number of customers contributing more then $5,000 in ARR as a key business metric. Please revise to disclose the percentage of ARR attributable to these customers for each period presented to provide context to such measure. We refer you to comment 12 in your June 25, 2021 response letter. Also, tell us your consideration to include the number of such customers and the percentage growth in ARR related to such customers for each period for which a statement of operations is presented.

2. Please tell us whether you continue to include monthly subscriptions in your calculation of net dollar retention rate. If so, revise to include a discussion of how monthly subscriptions factor into such calculations and how ARR and net dollar retention rates may be impacted

if such contracts are not renewed. Lastly, disclose the percentage of ARR from monthly subscriptions for each period presented. We refer to you to comment 7 in your July 19, 2021 response letter.

Results of Operations, page 54

3.   You attribute the increase in revenue for fiscal 2021 compared to 2020 to increases in additional agents enabled by your customers, sales to existing customers and the addition of new customers. Where a material changes from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for these material changes in both quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Note 14. Geographic Information, page 96

4.   We note that you generate a significant amount of revenue from international operations. Please tell us whether North America is comprised of only the United States. If not, revise to disclose revenue from your country of domicile separately from all other countries. Also, tell us whether revenue from any individual country is material and if so, how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Brach Chief at 202-551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Avina